Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

August 12, 2014

VIA EDGAR TRANSMISSION

Ms. Allison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”) Securities Act Registration No: 333-108394 Investment Company Act Registration No: 811-21422 Infinity Q Diversified Alpha Fund (S000046414)

Dear Ms. White:

This correspondence is being filed to supplement our August 8, 2014 correspondence in response to your oral comment on August 11, 2014 regarding Staff Comment and Response #12, and includes our prior response of our August 4, 2014 correspondence in response to your oral comment on August 6, 2014 regarding Staff Comment and Response #12, and includes our prior responses to your oral comments and suggestions of June 23, 2014, to the Trust’s Post-Effective Amendment (“PEA”) No. 28 to its registration statement.  PEA No. 28 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on June 12, 2014, for the purpose of registering a new series of the Trust: Infinity Q Diversified Alpha Fund (the “Fund”).

In connection with this response to the comments made by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

We will subsequently file pursuant to Rule 485(a) under the Securities Act, on Form N-1A, a registration statement on behalf of the Fund to reflect material changes since PEA No. 28 was filed on June 12, 2014.

Prospectus

1.   Please provide the “Tandy” letter representation in your response letter.

Response: The Trust has included the “Tandy” letter representation above.

2.   Staff Comment: Pursuant to Release No. 33-8590 - Rulemaking for EDGAR System, please update the Series and Classes (Contracts) Information Page on the EDGAR Filing Web site with the Fund’s exchange ticker symbols, in addition to adding them to the front cover page of each of the Prospectus and Statement of Additional Information (“SAI”).

Response: The Trust responds by confirming that the exchange ticker symbols will be added to the front cover page of each of the Prospectus and SAI as well as to the Series and Classes (Contracts) Information Page on the EDGAR Filing Web site.

3.   Staff Comment: Given the Fund’s investment objective to generate positive absolute returns, please define, in plain English, the term “absolute return” in the Principal Investment Strategies of the Fund section.

Response: The Trust responds by modifying the first paragraph of the Principal Investment Strategies of the Fund section in both Item 4 and Item 9 as follows:

“The Fund pursues its investment objective by aiming to provide exposure to several strategies often referred to as “alternative” or “absolute return” strategies.  Absolute return strategies seek to produce positive performance in both positive and negative environments for equities, fixed income, and credit markets. Utilizing a diversified portfolio of instruments, the Fund seeks exposure to the following strategies: Volatility, Equity Long/Short, Relative Value and Global Macro.  Through exposure to these strategies, the Fund attempts to generate positive absolute returns over time.”

4.   Staff Comment: The Fund’s expense cap carves out interest expense and dividends on securities sold short.  Given this, the Staff would expect the Net Annual Fund Operating Expenses to be higher.  Please reconcile the difference.

Response: The Trust responds by stating that the parenthetical next to “Other Expenses” in the Fees and Expenses of the Fund table was inadvertently included in the filing.  There is expected to be no interest expense or dividends on securities sold short.  Therefore, the Net Annual Fund Operating Expenses are appropriate.

5.   Staff Comment: Please confirm supplementally that Acquired Fund Fees and Expenses (“AFFE”) are expected to be less than 0.01%, and therefore AFFE is not listed in the Fees and Expenses Table.

Response:  The Trust responds by confirming supplementally that AFFE is expected to be under 0.01% and therefore is not included in the Table.

6.   Staff Comment: In the Expense Example, please revise the values for Class A shares to include the front-end sales load.

Response: The Trust responds by replacing the Expense Example with the following:

	1 Year	3 Years
Class A	$692	$1,144
Class I	$177	$602

7.   Staff Comment:  The Fund’s name references “Alpha”, which tends to have a specific meaning to investors.  Please revise the Principal Investment Strategies sections to reflect, in plain English, how “alpha” fits in with the Fund’s strategies.

Response:  The Trust responds by modifying the fourth paragraph of the Principal Investment Strategies of the Fund section in Item 4 [and modifying the fifth paragraph of the Principal Investment Strategies of the Fund section in Item 9] as follows:

Item 4
The Fund is generally intended to have a low average correlation and beta to the equity, fixed income, and credit markets. Beta is a measure of the systematic risk of a security or portfolio in comparison to the market as a whole. The excess return generated by the Fund beyond the return attributable to equity, fixed income, and credit markets is alpha. The Fund generally intends to generate the majority of its performance through alpha. The Adviser will attempt to mitigate risk through diversification of holdings and through active monitoring of volatility, counterparties and other risk measures. There is no assurance, however, that the Fund will achieve its investment objective.

Item 9
The Fund is generally intended to have a low average correlation and beta to the equity, fixed income, and credit markets. Beta is a measure of the systematic risk of a security or portfolio in comparison to the market as a whole. The excess return generated by the Fund beyond the return attributable to equity, fixed income, and credit markets is alpha. The Fund generally intends to generate the majority of its performance through alpha. The Fund will utilize proprietary trading algorithms in order to minimize market impact and reduce trading costs.  The Adviser will attempt to mitigate risk through diversification of holdings and through active monitoring of volatility, counterparties and other risk measures. There is no assurance, however, that the Fund will achieve its investment objective.

8.   Staff Comment:  In the Principal Investment Strategies sections, please describe the strategies for “Volatility”, “Equity Long/Short”, “Relative Value” and “Global Macro” in plain English.

Response: The Trust responds by modifying this disclosure as follows:

Volatility: The Volatility Strategy ~~seeks to profit from the mispricing of volatility-related instruments~~ provides long and short exposure to a diversified portfolio of derivatives across equities, currencies, bonds, interest rates, and commodities markets. The Fund invests long positions in derivatives it expects to increase in value and short sells derivatives it expects to decrease in value. Derivatives are instruments that derive their value from the performance of an underlying security or index. These instruments include options, variance swaps, correlation swaps, credit default swaps, swaptions and total return swaps.

Equity Long/Short: The Equity Long/Short Strategy provides long and short exposure to a diversified portfolio of equities which involves investing long in equities ~~that~~ the Adviser expects to increase in value and short selling equities ~~that~~ the Adviser expects to decrease in value. When taking a “short” position, the Fund may sell an instrument that it does not own and would then borrow an instrument to meet its settlement obligations. The Fund may also take long and “short” positions in options, futures, forwards or swaps.

Relative Value: The Relative Value Strategy seeks to generate profits ~~from the movement in asset prices created by behavioral biases or trading patterns of buyers and sellers.  This Strategy provides long and short exposure to equities,~~ by investing long and short in a pair or basket of highly correlated securities, meaning that the expectation is that they will move in the same direction over the same period of time.  The Strategy seeks to identify points in time when the prices of the pair or basket of securities diverge materially.  The Strategy then invests long in securities that have relatively underperformed and takes short positions in securities that have relatively outperformed.  The Fund may invest long and short across the equities, currencies, bonds, interest rates, and commodities markets.  ~~This~~The Strategy typically has a short-term holding period, which causes high portfolio turnover.

Global Macro: The Global Macro Strategy seeks to profit ~~from movement in prices of securities that are sensitive to investor behavioral biases,~~by forecasting price movements based on changing macroeconomic conditions~~, and news releases,~~ and the impact of economic events across a broad spectrum of assets. ~~This~~The Strategy provides long and short exposure to equities, currencies, bonds, interest rates, and commodities markets.

9.
Staff Comment: In the Principal Investment Strategy section, under “Volatility”, please add “credit default swaps” to the list of named swaps, in order to match the Fund’s reference to these instruments in the Principal Investment Risks section.

Response: The Trust responds by adding “credit default swaps” to the list of swaps noted in the “Volatility” paragraph of the Principal Investment Strategies sections.

10.   Staff Comment:  On page 8, the last two sentences of the Volatility paragraph are difficult to follow.  Please rewrite them in plain English.

Response: The Trust responds by modifying the Volatility paragraph on page 8 as follows:

Volatility: The Volatility Strategy ~~seeks to profit from the mispricing of volatility related instruments~~ provides long and short exposure to a diversified portfolio of derivatives across equities, currencies, bonds, interest rates, and commodities markets. The Fund invests long positions in derivatives it expects to increase in value and short sells derivatives it expects to decrease in value. Derivatives are instruments that derive their value from the performance of an underlying security or index. These instruments include options, variance swaps, correlation swaps, credit default swaps, swaptions and total return swaps. ~~The Strategy invests across a wide range of time horizons and takes long and short positions in the underlying volatility instruments while minimizing the directional exposure of the underlying instrument (“delta”). The Strategy does not maintain delta neutrality, and will at the Adviser’s discretion have material delta exposure.~~

Statement of Additional Information (“SAI”)

11.   Staff Comment: On page 1 of the SAI, under the section “The Trust”, the staff notes the following sentence: “The Prospectus of the Fund and this SAI omit certain of the information contained in the Registration Statement filed with the SEC.”  Please clarify what information is being omitted.

Response: The Trust responds supplementally by clarifying that this sentence refers to the facing sheet of Form N-1A, Part C, and the required signatures.

12.   Staff Comment: In the Investment Restrictions section, listed items 2, 3 and 8 state that the Fund may not engage in these activities “except as permitted under the 1940 Act”.  Please modify these investment restrictions related to borrowing money, issuing senior securities and making loans to reflect what is permitted under the 1940 Act.

Response: The Trust responds by adding additional narrative disclosure below the list of Investment Restrictions as follows:

With respect to fundamental policy number 2, the 1940 Act permits the Fund to borrow money in amounts of up to one-third of the Fund’s total assets from banks for any purpose. (The Fund’s total assets include the amounts being borrowed.)  To limit the risks attendant to borrowing, the 1940 Act requires the Fund to maintain an “asset coverage” of at least 300% of the amount of its borrowings, provided that in the event that the Fund’s asset coverage falls below 300%, the Fund is required to reduce the amount of its borrowings so that it meets the 300% asset coverage threshold within three days (not including Sundays and holidays).  Certain trading practices and investments, such as reverse repurchase agreements, may be considered to be borrowings and thus subject to the 1940 Act restrictions.  Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy. Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.

With respect to fundamental policy number 3, “senior securities” are defined as Fund obligations that have a priority over a Fund’s shares with respect to the payment of dividends or the distribution of Fund assets. The 1940 Act prohibits the Fund from issuing senior securities, except that the Fund may borrow money in amounts of up to one-third of the Fund’s total assets from banks for any purpose.  The policy above will be interpreted not to prevent collateral arrangements with respect to swaps, options, forward or futures contracts or other derivatives, or the posting of initial or variation margin.

With respect to fundamental policy number 8, the 1940 Act does not prohibit the Fund from making loans, however, SEC staff interpretations currently prohibit funds from lending more than one-third of their total assets including lending its securities except through the purchase of debt obligations or the use of repurchase agreements.

13.   Staff Comment: In the last paragraph under “The Fund’s Investment Adviser” (page 31), the Staff notes the parenthetical which states “excluding acquired fund fees and expenses, interest, taxes, and extraordinary expenses”.  Please revise this current SAI language to match the language in footnote 2 to the Fees and Expenses of the Fund table in the Prospectus.

Response: The Trust responds by revising the SAI language as follows:

“Though the Fund is responsible for its own operating expenses, the Adviser has contractually agreed to waive a portion or all of the management fees payable to it by the Fund and/or to pay Fund operating expenses to the extent necessary to limit the Fund’s aggregate annual operating expenses (excluding acquired fund fees and expenses, taxes, interest expense, dividends on securities sold short and extraordinary expenses) to the limits set forth in the Prospectus.”

14.   Staff Comment: On page 31, in the Portfolio Managers section, please expand the disclosure regarding portfolio manager compensation to provide a better explanation as to what the disclosure means.

Response: The Trust responds by modifying the disclosure as follows:

Compensation.
The portfolio managers have an ownership stake in Infinity Q Capital Management, LLC.  The portfolio managers receive a base salary, but expect to receive the majority of their compensation based on the fee revenue generated by Infinity Q Capital Management. After accounting for fund and firm expenses, the fee revenue generated Infinity Q Capital Management, LLC, at the discretion of Len Potter and James Velissaris, may be distributed to the shareholders of Infinity Q Capital Management, LLC, which includes the portfolio managers.

15.   Staff Comment:  On page 35, the second paragraph under “How to Buy Shares” references “…the Transfer Agent receives your order in good order (as described previously in the Prospectus section, “How to Buy Shares”).”  Based on the Staff’s review, the Prospectus does not appear to provide this description.  Please revise the Prospectus to define “good order.”

Response: The Trust responds by adding the following to the beginning of the “How to Buy Shares” section of the Prospectus, on page 19:

All purchase requests must be received in “good order”.  “Good order” generally means that your purchase request includes the name of the Fund; the dollar amount of shares to be purchased; your account application or investment stub; and a check payable to the name of the Fund.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk, Esq.
Jeanine M. Bajczyk, Esq.
Secretary
Trust for Advised Portfolios